FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2003

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein as Exhibit 1 is a copy of a Statement No. 13 - 2003 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on November 21, 2003.

Exhibit 1
---------                                             --------------------------

ANNOUNCEMENT NO. 13 - 2003                            A/S Steamship Company TORM
TO THE COPENHAGEN STOCK EXCHANGE                      Marina Park
                                                      Sundkrogsgade 10
                                                      DK-2100 Copenhagen 0
                                                      Denmark

21 November 2003

TORM - Interim report for the first nine months of 2003 - maintains expectations for 2003

o Net profit for the first nine months of 2003 was DKK 468 mill. including unrealized gain on shares.

o Net profit for the third quarter 2003 itself was DKK 232 mill. including unrealized gain on shares.

o The results are very satisfactory and exceed significantly the original forecast at the beginning of the year.

o As expected, freight rates in the product tanker segment fell towards the end of the third quarter 2003. Freight rates in the bulk segment increased considerably, but the effect has been countered by hedging contracts, which have been closed in the fourth quarter of 2003.

o Profit before depreciation was DKK 413 mill. for the first nine months of 2003.

o Profit before financial items was DKK 284 mill. for the first nine months of 2003.

o As stated in announcement no. 11 to the Copenhagen Stock Exchange, dated 27 October 2003, expectations for the full year net profit are maintained at DKK 320 - 345 mill., before any unrealized gain on the investment in Dampskibsselskabet "NORDEN" A/S. Including the unrealized gain on NORDEN the net profit is expected to be DKK 685-710 mill. subject to the end year share price of NORDEN.

o In October 2003, new EU regulations came into force barring single-hulled tankers from carrying heavy fuel oil cargoes to and from Europe and banning single-hulled vessels more than 23 years old from European waters. The International Maritime Organisation (IMO), the United Nation's agency responsible for shipping, will meet in December 2003 to discuss the adoption of similar measures to speed up an phase-out of older tankers.

A conference call to discuss the results of the first nine months of 2003 is scheduled for Monday 24 November 2003 at 17.00 CET (Copenhagen time). The conference call will also be accessible via the Internet (www.torm.dk). To participate in the call, please call 10 minutes before the start on tel.: +45 32 71 46 11 (from Europe) or + 1 334 323 6203 (from the US).

A/S Dampskibsselskabet TORM
Contact persons: Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
                 Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

KEY FIGURES FOR THE GROUP
--------------------------------------------------------------------------------
DKK mill.                                                      Change     Full
                                              Q1-Q3    Q1-Q3    Q1-Q3     year
                                               2003    2002*   2002-3    2002*
--------------------------------------------------------------------------------
INCOME STATEMENT
Net revenue                                   1,458    1,132       29%   1,539
Time Charter Equivalent earnings                966      715       35%     983
Gross profit                                    479      205      134%     303
Profit before depreciation                      413      236       75%     368
Profit before financial items                   284      120      137%     210
Profit/(loss) before tax                        468      145      223%     197
Net profit                                      468      505       -7%     557
--------------------------------------------------------------------------------
BALANCE SHEET
Total assets                                  4,405    3,810       16%   4,013
Shareholders' equity                          1,956    1,614       21%   1,624
Debt                                          2,449    2,196       12%   2,389
Invested capital                              3,083    2,834        9%   2,846
Net interest bearing debt                     1,616    1,520        6%   1,511
--------------------------------------------------------------------------------
CASH FLOW
From operating activities                       387
From investing activities                      -676
thereof investment in tangible fixed assets    -790
From financing activities                       298
                                                ---
Net cash flow                                     9
--------------------------------------------------------------------------------
KEY FIGURES                                                    %-point
                                                               -------
Gross margin                                   32.9%    18.1%    14.7%    19.7%
Profit before depreciation/Net revenue         28.3%    20.8%     7.5%    23.9%
Profit before financial items/Net revenue      19.5%    10.6%     8.9%    13.6%
RoE (p.a.)                                     34.9%
RoIC (p.a.)                                    12.8%
Equity ratio                                   44.4%    42.4%     2.0%    40.5%
                                                               -------

Share price, end of period (DKK)              129.6     49.6      161%    56.4
Number of shares, end of period (mill.)        18.2     18.2        0%    18.2
Earnings per share (DKK)                       25.7     27.7       -7%    30.6
Exchange rate USD/DKK, end of period           6.37     7.53      -15%    7.08
Exchange rate USD/DKK, average                 6.69     8.04      -17%    7.89
--------------------------------------------------------------------------------

----------
*    Restated, continuing operations, please see section "Accounting
     Principles".

RESULT FOR THE FIRST NINE MONTHS OF 2003

Net profit for the first nine months of 2003 was DKK 468 mill. including an unrealized gain on the investment in NORDEN of DKK 197 mill.

Gross profit for the first nine months of 2003 was DKK 479 mill. (against DKK 205 mill. for first nine months of 2002). The increase was primarily attributable to better freight rates in both the tanker and bulk segments, as well as an increase of about 30% in available earning days compared to the first nine months of 2002.

Profit before depreciation was DKK 413 mill. (DKK 236 mill.).

Depreciation was DKK 129 mill. (DKK 116 mill.). The increase in depreciation was the result of the Company's fleet expansion through the delivery of seven product tanker newbuildings and one second hand bulk vessel during 2002-3.

Net financial items were an income of DKK 185 mill. (DKK 25 mill.) This includes net gains on securities - primarily the NORDEN shares - of DKK 197 mill., net interest charges of DKK 32 mill. and other financial items of plus DKK 20 mill.

Profit before tax was DKK 468 mill. (DKK 145 mill.).

Net profit was DKK 468 mill. (DKK 505 mill., including a reversal of a provision for deferred tax of DKK 360 mill. in connection with the introduction of the tonnage tax system in Denmark).

The Tanker division's net profit was DKK 242 mill., and the Bulk division contributed DKK 27 mill. Other activities (Unallocated financial items and Offshore and Liner activities) showed a net profit of DKK 199 mill.

Cash flow from operating activities was positive by DKK 387 mill. in the first nine months of 2003, mainly consisting of cash earnings.

Cash flow from investment activities was negative by DKK 676 mill. and consists of investment in vessels of DKK 790 mill. - particularly in connection with the newbuilding program - less payments received of DKK 114 mill., primarily related to the sale of TORM GYDA.

Cash flow from financing activities was DKK 298 mill. in the first nine months of 2003. This amount consists principally of loan draw-downs of DKK 525 mill. in connection with the newbuildings, less repayments of mortgage debt of DKK 192 mill. including debt repayment related to the sale of TORM GYDA, along with the payment of dividends on the Company's shares amounting to DKK 35 mill.

Hence, total liquidity generated during the period was positive in the amount of DKK 9 mill. The Company's cash and bond holdings (cash equivalents) increased to DKK 531 mill. as against DKK 522 mill. at the end of 2002.

Total assets increased during the period from DKK 4,013 mill. to DKK 4,405 mill. mainly as a result of fixed assets increasing during the period from DKK 3,187 mill. to DKK 3,620 mill. This was positively impacted mainly by the effect of the delivery of three newbuildings and one second hand vessel and the increase in the value of the NORDEN stake, but offset by the sale of TORM GYDA, depreciation during the period and the fall of the USD/DKK exchange rate. The NORDEN holding is valued at DKK 640 per share, the closing price on the Copenhagen Stock Exchange on 30 September 2003.

The Company's net interest bearing debt increased during the first nine months of 2003 from DKK 1,511 mill. to DKK 1,616 mill. The increase is mainly attributable to net loan draw-downs in connection with the delivery of the newbuildings, offset by the sale of TORM GYDA and positive operating cash flow achieved during the period.

During the first nine months of 2003 shareholders' equity increased from DKK 1,624 mill. to DKK 1,956 mill., mainly as a result of earnings less payment of dividends. Shareholders' equity as a proportion of total assets increased from 40.5% at 31 December 2002 to 44.4% at 30 September 2003.

TORM owned 881,368 own shares at 30 September 2003, equivalent to 4.8% of the Company's share capital. The number of own shares was unchanged from 31 December 2002.

RESULT FOR THIRD QUARTER 2003

Third quarter 2003 showed a gross profit of DKK 179 mill. and profit before depreciation of DKK 154 mill., of which the tanker division contributed DKK 121 mill. Net profit for the period was DKK 232 mill. including an unrealized gain on the NORDEN shares of DKK 142 mill.

Segment information (DKK mill.)

------------------------------------------------------------------------------------------------------------------------
                                                    Q1-Q3 2003                                  Q3 2003

                                     Tanker       Bulk    Unallo-                Tanker       Bulk    Unallo-
                                   division   division   cated(1)      Total   division   division   cated(1)      Total
------------------------------------------------------------------------------------------------------------------------
Net revenue                             859        582         17      1,458        281        232          6        519
Port expenses and bunker               -243       -255          6       -492        -80        -91          6       -165
                                  --------------------------------------------------------------------------------------
Time charter equivalent earnings        616        327         23        966        201        141         12        354
Charter hire                            -65       -234         -9       -308        -21        -92         -4       -117
Operating expenses                     -141        -30         -8       -179        -45        -11         -2        -58
                                  --------------------------------------------------------------------------------------
Gross Profit                            410         63          6        479        135         38          6        179
Administrative expenses                 -73        -26         -6       -105        -26        -10         -2        -38
Other Operating income                   38          1          0         39         12          1          0         13
                                  --------------------------------------------------------------------------------------
Profit before depreciation              375         38          0        413        121         29          4        154
Depreciation                           -113        -15         -1       -129        -38         -5          0        -43
                                  --------------------------------------------------------------------------------------
Profit before financial items           262         23         -1        284         83         24          4        111
Net gain/(loss) from other
investments and securities                0          0        197        197          0          0        141        141
Other financial items                   -20          4          3        -13        -18         -3          1        -20
                                  --------------------------------------------------------------------------------------
Profit/(Loss) before tax                242         27        199        468         65         21        146        232
Tax                                       0          0          0          0          0          0          0          0
                                  --------------------------------------------------------------------------------------
Net profit for the period               242         27        199        468         65         21        146        232
------------------------------------------------------------------------------------------------------------------------

(1) Contains unallocated financial items and the Company's discontinued operations, i.e. offshore and liner activities.

TANKER DIVISION

In the first nine months of 2003, net profit was DKK 242 mill. in the Tanker division.

Freight rates in the product tanker segments were at a high level in the period, especially in the first two quarters of the year, whereas - as expected - a weakening was seen towards the end of the third quarter.

TORM benefited from its spot market strategy during the first nine months of 2003.

During the first nine months of 2003, the Company's focus in the product tanker segment - to operate the vessels in pools in cooperation with other owners with quality tonnage - was further emphasized through the delivery of a number of newbuildings and the contracting of additional tonnage for delivery to the three pools.

On 21 October 2003 new EU regulations came into force barring single-hulled tankers from carrying heavy fuel oil cargoes to and from Europe and banning single-hulled vessels, including product tankers, more than 23 years old from European waters. In December 2003, the International Maritime Organisation
(IMO), the United Nation's agency responsible for shipping, will meet to discuss the adoption of similar measures to speed up the phase-out of older tankers. TORM sees the introduction of these additional environmental safety requirements as a positive development, but emphasizes the need for a global uniform standard.

The banning of vessels older than 23 years from Europe means that charterers of these vessels will lose trading flexibility, leading to less cargoes for these vessels, and eventually move forward the scrapping date. TORM believes that these regulations will further accelerate the trend towards a two-tier market, where double-hulled tonnage approved by oil majors will have preference.

New security regulations related to terror against ships imposed by IMO and individual countries including USA are demanding and costly for shipowners' vessels and organizations. However, TORM will comply with these regulations.

Rates achieved in the third quarter 2003 in the Company's three pools, of which the LR2 pool is co-managed with A.P. M0ller - Maersk, were substantially in excess of those of the corresponding period last year. Specifically, rates were 19%, 25% and 22% higher in the LR2, LR1 and MR pools, respectively, in the third quarter 2003 compared to the third quarter 2002.

As expected, during the third quarter 2003 freight rates decreased from earlier in 2003, as several factors in this period showed a weakening effect, including the now ended strike in Venezuela and uncertainties in connection with the war in Iraq. However, the emphasis on quality tonnage following the sinking of the "Prestige" in November 2002 has remained in focus throughout the third quarter 2003 as well as continued relatively low inventories of refined oil products, leading to better rates compared to third quarter 2002.

Depending on the freight rate environment and outlook, part of the risk exposure related to freight rate levels in the Company's Tanker division is countered through the use of various hedging instruments, including Forward Freight Agreements (FFA). As of 30 September 2003, net revenue contains adjustments to FFAs to the market value as of 30 September 2003. This impacted net revenue and profits negatively by DKK 3 mill. in the first nine months of 2003 as freight rates at the end of the first nine months of 2003 were slightly higher than the average rates of the FFAs.

Earnings data for the Tanker division

                                         2002                2003            Change
                                             ------------------------------
                                           Q3        Q1        Q2        Q3   Q3-Q3
LR2/Aframax vessels
-----------------------------------------------------------------------------------
Available earning days                    268       270       272       281      5%
Average number of vessels                 2.9       3.0       3.0       3.1      5%
TCE per earning days *)                22,656    31,237    32,804    27,008     19%
OPEX per earning days **)              -6,454    -5,651    -5,816    -5,660    -12%
Operating C/F per earning days ***)     7,104    16,931    18,479    12,997     83%
-----------------------------------------------------------------------------------

LR1/Panamax vessels
-----------------------------------------------------------------------------------
Available earning days                    251       210       194       220    -12%
Average number of vessels                 2.8       2.3       2.1       2.4    -15%
TCE per earning days *)                15,731    23,630    26,507    19,670     25%
OPEX per earning days **)              -7,677    -5,691    -7,070    -4,966    -35%
Operating C/F per earning days ***)     6,273    17,939    19,436    14,704    134%
-----------------------------------------------------------------------------------

MR vessels
-----------------------------------------------------------------------------------
Available earning days                    690     1,004     1,000     1,001     45%
Average number of vessels                 7.6      11.2      11.0      10.9     43%
TCE per earning days *)                12,754    18,355    19,369    15,523     22%
OPEX per earning days **)              -5,023    -5,701    -4,575    -5,030      0%
Operating C/F per earning days ***)     7,731    12,653    14,794    10,493     36%
-----------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses (USD/day)
**)  Operating expenses for own vessels (USD/day).
***) TCE earnings less operating expenses and charter hire (USD/day).

As a result of the addition of four MR-newbuildings since 30 September 2002, TORM had more available earning days in the MR segment during the third quarter of 2003 compared with the third quarter of 2002. The number of operating days in the LR1 segment was lower due to the re-delivery of chartered-in tonnage.

Operating costs in the LR2 and LR1 segments were 12% and 35% lower respectively in the third quarter of 2003 compared to the third quarter of 2002. However, these numbers are likely to fluctuate somewhat between the quarters due to certain purchases of larger items.

BULK DIVISION

The Bulk division achieved a profit of DKK 27 mill. for the first nine months of 2003.

This was a reflection of freight rates, which increased substantially, especially in the third quarter 2003. Freight rates achieved by the Panamax and Handysize vessels were 85% and 47% higher in the third quarter 2003 than in the third quarter 2002, respectively. The higher rates were a result of limited growth in the world dry bulk fleet coupled with very strong demand from especially Chinese import of iron ore and the shut down of nuclear power stations in Japan, resulting in an increased import of coal.

In connection with taking on a significant number of time chartered-in vessels in late 2002, TORM hedged a significant part of the exposure to freight rate fluctuations for 2003 through the use of various instruments, including Forward Freight Agreements and Contracts of Affreightment (FFAs and COAs). With the very strong increases in bulk freight rates especially in the third quarter of 2003, the hedge has impacted the result for the first nine months of 2003 for the Panamax segment negatively.

Net revenue for the bulk division contains adjustments to FFAs to the market value as of 30 September 2003. This impacted net revenue and profits negatively by DKK 27 mill. in the first nine months of 2003.

In the period after 30 September 2003, TORM has closed the FFA hedges at a cost of app. DKK 3 mill. and has started chartering out a part of the Company's Panamax bulk fleet for 2004 to increase coverage at historically high levels.

During the second half of 2002, TORM chartered in a number of Panamax bulk vessels, whereby the third quarter of 2003 compared to the third quarter of 2002 saw a 59% increase in the number of operating days in the Panamax segment while the number of operating days in the Handysize segment fell marginally due to the redelivery of chartered-in tonnage.

Earnings data for the Bulk division

USD/Day                                  2002              2003           Change
                                             ---------------------------
                                           Q3       Q1       Q2       Q3   Q3-Q3
Panamax vessels
--------------------------------------------------------------------------------
Available earning days                    864    1,161    1,286    1,375     59%
Average number of vessels                 9.4     12.9     14.1     14.9     59%
TCE per earning days *)                 7,008    9,166   11,905   12,965     85%
OPEX per earning days **)              -4,970   -5,208   -4,592   -5,496     11%
Operating C/F per earning days ***)      -869      606    3,331    4,171   -580%
--------------------------------------------------------------------------------

Handysize vessels
--------------------------------------------------------------------------------
Available earning days                    291      356      351      276     -5%
Average number of vessels                 3.2      4.0      3.9      3.0     -5%
TCE per earning days *)                 5,713    7,526    7,781    8,419     47%
OPEX per earning days **)              -2,654   -3,442   -3,180   -2,811      6%
Operating C/F per earning days ***)       933    2,664    3,392    4,099    339%
--------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses (USD/day).
**)  Operating expenses for own vessels (USD/day).
***) TCE earnings less operating expenses and charter hire (USD/day).

UNALLOCATED ITEMS

Unallocated items contain an amount of DKK 200 mill. representing unallocated financial items, including a DKK 197 mill. unrealized gain on the NORDEN shares. Unallocated items also include one chartered-in offshore supply vessel, due to be redelivered in December 2003, and various smaller items related to regulations of the Liner activity, which was sold in 2002. The closing of these activities is almost completed and proceeds according to plan.

FLEET DEVELOPMENT

TORM's strategy is to own and operate in cooperation with its partners a modern product tanker fleet market. As a part of the strategy of renewing and expanding the fleet, TORM took delivery of two MR product tankers (TORM THYRA and TORM FREYA) in January 2003, one LR2 product tanker (TORM VALBORG) in September 2003 and one LR2 product tanker (TORM INGEBORG) in November 2003 and sold a 1992-built product tanker (TORM GYDA) in January 2003.

Furthermore, in September 2003, a second hand Panamax bulk carrier (TORM HERDIS
- formerly "Santa Teresa") was delivered to TORM.

Following the delivery of TORM INGEBORG less than two weeks ago, the Company's order book contains six newbuildings with a total value of more than USD 200 mill., namely two LR1 product tankers delivering in 2004 and four LR2 vessels due for delivery in 2006 and 2007.

TORM has decided to exercise an option to purchase the chartered-in Panamax bulkcarriers TORM MARTA and TORM MARLENE at prices significantly below the current market. These vessels will be delivered around year-end 2003 and early 2004.

PRODUCT TANKER POOLS

The 12 partners in TORM's three product tanker pools had a total of 58 ships participating in the pools as at 30 September 2003. During the first nine months of 2003, the pools' fleet had a net growth of four vessels. During the period, Pacific Carriers Limited resigned from the MR Pool and withdrew three vessels (of which one remained in the MR pool until October 2003). Based on contracted vessels being delivered, the three pools will contain 61 vessels by the end of 2003.

There are ongoing discussions with potential partners seeking to enter the pools.

EXPECTATIONS FOR THE REMAINDER OF 2003

As expected and due to seasonality, the freight rates in the product tanker segment have fallen in the third quarter of the year but have increased slightly in the beginning of fourth quarter.

Freight rates in the bulk segment have increased substantially, and as the hedging in terms of FFAs has been closed, the Company benefits from the surge in freight rates in the remainder of 2003. TORM has chartered out a part of the Company's Panamax bulk fleet for 2004 to increase coverage at historically high levels.

As stated in announcement no. 11 to the Copenhagen Stock Exchange, dated 27 October 2003, expectations for the full year net profit are maintained at DKK 320 - 345 mill. before any unrealized gain on the investment in Dampskibsselskabet "NORDEN" A/S.

Including the unrealized gain on NORDEN, the net profit is expected to be DKK 685-710 mill. subject to the year end share price of NORDEN.

SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS
--------------------------------------------------------------------------------
This release contains forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecast of events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause results to differ materially from expectations.

Factors that may affect future results include statements regarding: Spot and TCE rates in the near and long term, operating days, tanker and bulker supply and demand, supply and demand for oil and refined products, expectations about the Company's future capital requirements and capital expenditures, the Company's growth strategy and how it is implemented, the number of partners and the number of vessels the partners have in the pools, environmental changes in regulation, cost savings and other benefits.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission (SEC), including the Company's form 20-F. Please also refer to the section "Managing Risk and Exposure" in the 2002 annual report.

TORM is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.
--------------------------------------------------------------------------------

ACCOUNTING POLICIES

The report for the first nine months of 2003 has been prepared using the same accounting policies as in the interim reports for the first quarter and first half of 2003, which were changed, however, from the 2002 annual report.

Accounting policies are described in more detail in the 2002 annual report and in the first quarter 2003 report, where the change in accounting policies in the first quarter 2003 is described as well.

Almost 100% of TORM's revenues, more than 90% of the costs and the large majority of the Company's assets and liabilities are USD denominated. Hence, the main impact of movements of the USD/DKK exchange rate on the results for the first nine months has been a matter of translating USD-based net earnings and balance sheet items to DKK.

The comparative figures are restated to reflect current accounting policies and are for continuing operations. Full year 2002 and Q1-Q3 2002 comparative figures reflect continuing operations for Net revenue, Port costs and bunker, Time Charter Equivalent Earnings, Charter hire, Technical operating costs and Gross profit, but include discontinued operations in other items.

The report for the first nine months of 2003 is unaudited, in line with standard practice.

CONFERENCE CALL AND WEBCAST

TORM invites financial analysts and investors to a conference call Monday, 24 August 2003 at 17.00 CET (Copenhagen time). The conference call will be conducted in English and hosted by Klaus Kjaerulff, CEO and Klaus Nyborg, CFO. To participate in the call, please call 10 minutes before the start of the conference call on tel.: +45 32 71 46 11 (from Europe) or +1 334 323 6203 (from the US).

It will also be possible to access the conference call via the Internet on www.torm.dk, where presentation slides for the conference call can also be found.

Income statement

1 January - 30 September 2003

--------------------------------------------------------------------------------
                                                           GROUP
                                            ------------------------------------
                                            Q1-Q3 2003  Q1-Q3 2002*        2002*

DKK mill
============================================------------------------------------
Net revenue                                      1,458        1,132        1,539
Port costs and bunker                             -492         -417         -556
                                            ------------------------------------

Time Charter Equivalent Earnings                   966          715          983

Charter hire                                      -308         -348         -463
Technical operating costs                         -179         -162         -217
                                            ------------------------------------

Gross profit                                       479          205          303

Profit from discontinued activities                  0           69           95
Profit on sale of vessels and interests              0            9           17
Administrative expenses                           -105          -80         -102
Other operating income                              39           33           55
                                            ------------------------------------

Profit before depreciation                         413          236          368

Depreciation                                      -129         -116         -158
                                            ------------------------------------

Profit before financial items                      284          120          210

Net gain/(loss) from other
  investments and securities                       197           23           15
Other financial items                              -13            2          -28
                                            ------------------------------------

Profit before tax                                  468          145          197

Tax on profit on ordinary activities                 0          360          360
                                            ------------------------------------

Net profit                                         468          505          557
                                            ====================================
--------------------------------------------------------------------------------

*    Restated, continuing operations, please see section "Accounting
     Principles".

Balance sheet

--------------------------------------------------------------------------------
                                                           GROUP
                                           -------------------------------------
                                           30 September 2003   31 December 2002*
DKK mill.
--------------------------------------------------------------------------------

ASSETS
FIXED ASSETS
Tangible fixed assets
Leasehold improvements                                     4                   5
Land and buildings                                         2                   2
Vessels and capitalized dry-docking                    2,822               2,543
Prepayment on vessels under construction                 286                 330
Other plant and operating equipment                       17                  17
                                           -------------------------------------
                                                       3,131               2,897
                                           -------------------------------------

Financial fixed assets
Other investments                                        489                 290
                                           -------------------------------------
                                                         489                 290
                                           -------------------------------------

TOTAL FIXED ASSETS                                     3,620               3,187
                                           -------------------------------------

CURRENT ASSETS
Inventories
Inventories of bunkers                                    29                  33
                                           -------------------------------------

Accounts receivables
Freight receivables, etc                                 155                 225
Other receivables                                         48                  24
Prepayments                                               22                  22
                                           -------------------------------------
                                                         225                 271
                                           -------------------------------------
Securities
Bonds                                                    329                 354
                                           -------------------------------------

Cash at bank and in hand                                 202                 168
                                           -------------------------------------

TOTAL CURRENT ASSETS                                     785                 826
                                           -------------------------------------

TOTAL ASSETS                                           4,405               4,013
                                           =====================================
--------------------------------------------------------------------------------

*    Restated, continuing operations, please see section "Accounting
     Principles".

Balance sheet

--------------------------------------------------------------------------------
                                                           GROUP
                                          --------------------------------------
                                          30 September 2003   31 December 2002*

DKK mill.
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common shares                                           182                 182
Own shares                                              -52                 -52
Retained earnings                                     1,826               1,494
Proposed dividend                                         0                   0
                                          --------------------------------------

TOTAL SHAREHOLDERS' EQUITY                            1,956               1,624
                                          --------------------------------------

LIABILITIES
Long-term liabilities
Mortgage debt and bank loans                          1,868               1,735
                                          --------------------------------------

Current liabilities
Next year's instalments on mortgage
  debt and bank loans                                   279                 298
Trade accounts payable                                   96                 164
Other liabilities                                       144                 111
Accruals                                                 62                  81
                                          --------------------------------------
                                                        564                 654
                                          --------------------------------------

TOTAL LIABILITIES                                     2,449               2,389
                                          --------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            4,405               4,013
                                          ======================================
--------------------------------------------------------------------------------

*    Restated, continuing operations, please see section "Accounting
     Principles".

Cash flow statement

--------------------------------------------------------------------------------
                                                                        GROUP
                                                                      ----------
                                                                      Q1-Q3 2003
DKK mill.
--------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items                                                284
Interest received                                                             22
Interest paid                                                                -54
                                                                      ----------
                                                                             252
Adjustments:
Reversal of depreciation                                                     129
Reversal of other non-cash movements                                          11
Change in inventories, accounts receivables and payables                      -5
                                                                      ----------

NET CASH INFLOW FROM OPERATING ACTIVITIES                                    387
                                                                      ----------

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                                         -790
Investment in equity interests and securities                                  0
Sale of fixed assets                                                         114
     including profit on sale of vessels                                       0
                                                                      ----------

NET CASH INFLOW/(OUTFLOW) FROM INVESTING ACTIVITIES                         -676
                                                                      ----------

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt                                                     525
Repayment/redemption, mortgage debt                                         -163
Repayment/redemption, lease liabilities                                      -29
Dividends paid                                                               -35
                                                                      ----------

CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES                              298
                                                                      ----------

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                               9

CASH AND CASH EQUIVALENTS,
   INCLUDING BONDS, AT 1 JANUARY                                             522
                                                                      ----------

CASH AND CASH EQUIVALENTS,
   INCLUDING BONDS, AT 30 SEPTEMBER                                          531

--------------------------------------------------------------------------------

Shareholders' equity

--------------------------------------------------------------------------------
                                                                        GROUP
                                                                      ----------

DKK mill.                                                             Q1-Q3 2003
--------------------------------------------------------------------------------

Balance at 1 January 2003                                                  1,719

Transitional adjustment*                                                     -95
                                                                      ----------
Adjusted balance at 1 January 2003                                         1,624

Exchange rate adjustment of shareholders'
  equity in subsidiaries and associated
  companies                                                                  -53

Exchange rate adjustment of loans to
  subsidiaries and associated entities                                       -53

Adjustment of value of derivatives                                            -1

Exchange rate adjustment of loans                                              5

Dividends paid                                                               -36

Dividends on own shares                                                        2

Net profit from profit and loss statement                                    468
                                                                      ----------

Balance at 30 september 2003                                               1,956

--------------------------------------------------------------------------------

* Transitional adjustment arising from the change in accounting principles to using USD as functional currency. Please see section "Accounting Policies".

Income statement

1 January - 30 September 2003

--------------------------------------------------------------------------------
                                                              GROUP
                                                 -------------------------------
                                                 Q1 2003     Q2 2003     Q3 2003

DKK mill.
--------------------------------------------------------------------------------

Net revenue                                          502         437         519
Port costs and bunker                               -185        -142        -165
                                                 -------------------------------

Time Charter Equivalent Earnings                     317         295         354

Charter hire                                         -95         -96        -117
Technical running costs                              -69         -52         -58
                                                 -------------------------------

Gross profit                                         153         147         179

Administrative expenses                              -27         -40         -38
Other operating income                                13          13          13
                                                 -------------------------------

Profit before depreciation                           139         120         154

Depreciation                                         -44         -42         -43
                                                 -------------------------------

Profit before financial items                         95          78         111

Net gain/(loss) from other
  investments and securities                          10          46         141
Other financial items                                 -4          11         -20
                                                 -------------------------------

Profit before tax                                    101         135         232

Tax on profit on ordinary activities                   0           0           0
                                                 -------------------------------

Net profit for the period                            101         135         232
                                                 ===============================

--------------------------------------------------------------------------------

Quarter-by-quarter cash flow statement

--------------------------------------------------------------------------------
                                                                 GROUP
                                                       -------------------------
                                                       Q1 2003  Q2 2003  Q3 2003

DKK mill.
--------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items (EBIT)                        95       78      111
Interest received                                            5       11        6
Interest paid                                              -19      -17      -18
                                                       -------------------------
                                                            81       72       99
Adjustments:
Reversal of depreciation                                    44       42       43
Reversal of other non-cash movements                       -13        6       18
Change in inventories, accounts receivables
  and payables                                             -24       26       -7
                                                       -------------------------

Net cash inflow from operating activities                   88      146      153

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                       -328      -92     -370
Investment in equity interests and securities                0        0        0
Sale of fixed assets                                       110        4        0
  including profit on sale of vessels                        0        0        0
                                                       -------------------------

Net cash inflow/(outflow) from investing activities       -218      -88     -370

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt                                   270       40      215
Repayment/redemption, mortgage debt                        -10      -10       -9
Repayment/redemption, lease liabilities                    -78      -53      -32
Dividends paid                                               0      -35        0
                                                       -------------------------

Cash inflow/(outflow) from financing activities            182      -58      174
                                                       -------------------------

Increase/(decrease) in cash and cash equivalents            52        0      -43

Cash and cash equivalents, beginning balance               522      574      574
                                                       -------------------------

Cash and cash equivalents, ending balance                  574      574      531

--------------------------------------------------------------------------------

Reconciliation to United States Generally Accepted Accounting
Principles (US GAAP), as of 30 September 2003:

--------------------------------------------------------------------------------
                                                     Net Income    Shareholders'
                                                                      Equity
                                                     ----------    -------------


DKK mill.

Net Income/Shareholders' equity as reported
   under Danish GAAP                                        468            1,956

Dry dock costs                                                2              -40
Reversal of write-down of vessels                             1              -12
Unrealized gain/losses on marketable securities            -200                0
Derivative Financial Instruments                             10                0
Share options                                                 5                5
Deferred tax                                                -11             -379

                                                     ---------------------------
Net Income/Shareholders' equity in accordance
   with US GAAP                                             275            1,530

--------------------------------------------------------------------------------

Average exchange rate for the first nine months of 2003 of 6.6946 DKK/USD and exchange rate as of 30 September 2003 of 6.3728 have been used in the translation. For a review of principles and methods used in the reconciliation, please see TORM's 2002 Annual Report.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)


Dated: November 21, 2003                           By: Klaus Nyborg
                                                       -------------------------
                                                   Klaus Nyborg
                                                   Chief Financial Officer

03810.0001 #445262